SEC File No. 70-9793

                                       And

                              SEC FILE NO. 70-9941


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS


                                FirstEnergy Corp.


Note:   All dollar amounts  shown in this  Rule 24  Certificate are expressed in
----    thousands unless otherwise noted.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :    Certificate Pursuant
                                    :    to Rule 24 of Partial
                                    :    Completion of
                                    :    Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

        The undersigned, FirstEnergy Corp (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

During the period January 1, 2002 through June 30, 2002, affiliated transactions of FirstEnergy Corp. (FirstEnergy) and its subsidiaries are listed on the following table. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

                                                                                                                 Total
 Associate Company               Associate Company                                                               Amount
 Rendering Services              Receiving Services                   Types of Services Rendered                 Billed
 ------------------              ------------------                   --------------------------                 ------

 CEI                             FECO                                 Construction Services
 CEI                             FECO                                 General and Administrative Services
 CEI                             FECO                                 IT Project Costs
 CEI                             FECO                                 Sales of Inventory
 CEI                             OE                                   Construction Services
 CEI                             OE                                   General and Administrative Services
 CEI                             OE                                   Sales of Transformers & Meters
 CEI                             OE                                   Sales of Inventory
 CEI                             TE                                   Construction Services
 CEI                             TE                                   General and Administrative Services

                                                            1

                                                                                                                  Total
Associate Company                Associate Company                                                                Amount
Rendering Services               Receiving Services                   Types of Services Rendered                  Billed
------------------               ------------------                   --------------------------                  ------

CEI                              TE                                   Sales of Inventory
CEI                              FENOC                                General and Administrative Services
CEI                              ATSI                                 Construction Services
CEI                              ATSI                                 General and Administrative Services
CEI                              FGCO                                 Construction Services
CEI                              FGCO                                 General and Administrative Services
CEI                              FGCO                                 Leases of Generation Facilities
CEI                              Penn                                 Construction Service
CEI                              Penn                                 Sales of Inventory
CEI                              Centerior Funding Corporation        Accounts Receivable Service Fees
FirstEnergy Properties, Inc.     CEI                                  Building Rental
FirstEnergy Properties, Inc.     FGCO                                 Building Rental
FirstEnergy Properties, Inc.     FEFSG                                Building Rental
FirstEnergy Properties, Inc.     FES                                  Building Rental
FECO                             ATSI                                 General and Administrative Services
FECO                             ATSI                                 Construction Services
FECO                             ATSI                                 IT Project Costs
FECO                             Bay Shore Power Company              General and Administrative Services
FECO                             CEI                                  General and Administrative Services
FECO                             CEI                                  Construction Services
FECO                             CEI                                  Sales of Inventory
FECO                             CEI                                  IT Project Costs
FECO                             FirstEnergy Properties, Inc.         General and Administrative Services
FECO                             FirstEnergy Properties, Inc.         IT Project Costs
FECO                             Fiber Venture Equity, Inc.           General and Administrative Services
FECO                             FirstEnergy Telecommunications Corp  General and Administrative Services
FECO                             FEFSG                                General and Administrative Services
FECO                             FGCO                                 General and Administrative Services
FECO                             FGCO                                 Construction Services
FECO                             FENOC                                General and Administrative Services
FECO                             FENOC                                Sales of Inventory
FECO                             FENOC                                IT Project Costs
FECO                             FES                                  General and Administrative Services
FECO                             FES                                  Construction Services

                                                            2

                                                                                                                      Total
Associate Company                Associate Company                                                                    Amount
Rendering Services               Receiving Services                      Types of Services Rendered                   Billed
------------------               ------------------                      --------------------------                   ------

FECO                             FES                                     IT Project Costs
FECO                             Advanced Technologies Development Corp. General and Administrative Services
FECO                             Advanced Technologies Development Corp. Construction Services
FECO                             FirstEnergy Ventures Corp.              General and Administrative Services
FECO                             GPUS                                    General and Administrative Services
FECO                             GPU Telcom Services Inc.                General and Administrative Services
FECO                             GPU Telcom Services Inc.                Construction Services
FECO                             MARBEL                                  General and Administrative Services
FECO                             OE                                      General and Administrative Services
FECO                             OE                                      Construction Services
FECO                             OE                                      Sales of Inventory
FECO                             OE                                      IT Project Costs
FECO                             Penn                                    General and Administrative Services
FECO                             Penn                                    Construction Services
FECO                             Penn                                    Sales of Inventory
FECO                             Penn                                    IT Project Costs
FECO                             TE                                      General and Administrative Services
FECO                             TE                                      Construction Services
FECO                             TE                                      Sales of Inventory
FECO                             TE                                      IT Project Costs
FECO                             Warrenton River Terminal Ltd.           General and Administrative Services
FENOC                            ATSI                                    General and Administrative Services
FENOC                            CEI                                     Construction Services
FENOC                            CEI                                     General and Administrative Services
FENOC                            CEI                                     Plant Operation & Maintenance Services
FENOC                            CEI                                     Sales of Inventory
FENOC                            FECO                                    Construction Services
FENOC                            FECO                                    General and Administrative Services
FENOC                            FECO                                    IT Project Costs
FENOC                            FECO                                    Sales of Inventory
FENOC                            FGCO                                    Sales of Inventory
FENOC                            OE                                      General and Administrative Services
FENOC                            OE                                      Plant Operation & Maintenance Services
FENOC                            OE                                      Sales of Inventory
FENOC                            Penn                                    Construction Services
FENOC                            Penn                                    General and Administrative Services
FENOC                            Penn                                    Plant Operation & Maintenance Services

                                                           3

                                                                                                                       Total
Associate Company                Associate Company                                                                     Amount
Rendering Services               Receiving Services                      Types of Services Rendered                    Billed
------------------               ------------------                      --------------------------                    ------

FENOC                            Penn                                    Sales of Inventory
FENOC                            TE                                      Construction Services
FENOC                            TE                                      General and Administrative Services
FENOC                            TE                                      Plant Operation & Maintenance Services
FENOC                            TE                                      Sales of Inventory
OES Capital, Inc.                OE                                      General and Administrative Services
OES Capital, Inc.                FES                                     Demand Side Management Loan Servicing
MARBEL                           MARBEL HoldCo, Inc.                     Management Services
MARBEL                           Northeast Ohio Natural Gas Corp.        Management Services
MARBEL                           Northeast Ohio Natural Gas Corp.        Building Rental
OE                               ATSI                                    Sales of Inventory
OE                               ATSI                                    General and Administrative Services
OE                               CEI                                     Sales of Inventory
OE                               CEI                                     General and Administrative Services
OE                               CEI                                     Sales of Transformers & Meters
OE                               CEI                                     Construction Services
OE                               FECO                                    Construction Services
OE                               FECO                                    Sales of Inventory
OE                               FECO                                    General and Administrative Services
OE                               FECO                                    IT Project Costs
OE                               FGCO                                    Sales of Inventory
OE                               FGCO                                    General and Administrative Services
OE                               FGCO                                    Construction Services
OE                               FGCO                                    Power Supply Lease
OE                               FENOC                                   Sales of Inventory
OE                               FENOC                                   General and Administrative Services
OE                               FES                                     Sales of Inventory
OE                               FES                                     General and Administrative Services
OE                               Advanced Technologies Development Corp. Building Rent
OE                               FirstEnergy                             Sales of Inventory
OE                               GPUS                                    Sales of Transformers & Meters
OE                               Penn                                    Sales of Inventory
OE                               Penn                                    General and Administrative Services
OE                               Penn                                    Sales of Transformers & Meters
OE                               TE                                      Sales of Inventory
OE                               TE                                      General and Administrative Services

                                                           4

                                                                                                                  Total
Associate Company                Associate Company                                                                Amount
Rendering Services               Receiving Services                     Types of Services Rendered                Billed
------------------               ------------------                     --------------------------                ------

OE                               TE                                     Plant O&M Services
OE                               TE                                     Construction Services
OE                               TE                                     Sales of Transformers & Meters
OES Nuclear, Inc.                OE                                     Lease of Generation Facility
Penn                             ATSI                                   Construction Services
Penn                             CEI                                    Construction Services
Penn                             CEI                                    Sales of Inventory
Penn                             FECO                                   General and Administrative Services
Penn                             FECO                                   Sales of Inventory
Penn                             FECO                                   IT Project Costs
Penn                             FGCO                                   Construction Services
Penn                             FGCO                                   General and Administrative Services
Penn                             FGCO                                   Lease of Generation Facilities
Penn                             FENOC                                  General and Administrative Services
Penn                             OE                                     Construction Services
Penn                             OE                                     General and Administrative Services
Penn                             OE                                     Sales of Inventory
Penn                             TE                                     Construction Services
TE                               FECO                                   Construction Services
TE                               FECO                                   General and Administrative Services
TE                               FECO                                   IT Project Costs
TE                               FECO                                   Sales of Inventory
TE                               OE                                     Construction Services
TE                               OE                                     General and Administrative Services
TE                               OE                                     Sales of Transformers  & Meters
TE                               OE                                     Sales of Inventory
TE                               CEI                                    Construction Services
TE                               CEI                                    Sales of Inventory
TE                               FES                                    Construction Services
TE                               FES                                    General and Administrative Service
TE                               FENOC                                  Sales of Inventory
TE                               FENOC                                  General and Administrative Service
TE                               ATSI                                   Construction Services
TE                               ATSI                                   General and Administrative Services
TE                               ATSI                                   Sales of Inventory
TE                               FGCO                                   Construction Services

                                                           5

                                                                                                                  Total
 Associate Company               Associate Company                                                                Amount
 Rendering Services              Receiving Services                     Types of Services Rendered                Billed
 ------------------              ------------------                     --------------------------                ------

 TE                              FGCO                                   General and Administrative Services
 TE                              FGCO                                   Sales of Inventory
 TE                              FGCO                                   Leases of Generation Facilities
 TE                              Penn                                   Sales of Inventory
 ATSI                            FENOC                                  General and Administrative Service
 ATSI                            TE                                     Construction Services
 CEI                             FENOC                                  Sales of Inventory
 Fiber Venture Equity, Inc.      FECO                                   General and Administrative Service
 FGCO                            Penn                                   General and Administrative Service
 FGCO                            CEI                                    Construction Services
 FGCO                            CEI                                    General and Administrative Service
 FGCO                            CEI                                    Plant Operation & Maintenance Services
 FGCO                            CEI                                    Sales of Inventory
 FGCO                            FENOC                                  General and Administrative Service
 FGCO                            FENOC                                  Sales of Inventory
 FGCO                            FECO                                   General and Administrative Service
 FGCO                            FECO                                   Construction Services
 FGCO                            FECO                                   Sales of Inventory
 FGCO                            FECO                                   IT Project Costs
 FGCO                            MARBEL                                 General and Administrative Service
 FGCO                            OE                                     Sales of Inventory
 FGCO                            OE                                     General and Administrative Service
 FGCO                            OE                                     Construction Services
 FGCO                            TE                                     Construction Services
 FGCO                            TE                                     General and Administrative Service
 FGCO                            TE                                     Plant Operation & Maintenance Services
 FES                             Penn                                   Construction Services
 FES                             CEI                                    General and Administrative Service
 FES                             FENOC                                  General and Administrative Service
 FES                             FECO                                   General and Administrative Service
 FES                             FECO                                   Construction Services
 FES                             FECO                                   IT Project Costs
 FES                             MARBEL                                 General and Administrative Service
 FES                             Northeast Ohio Natural Gas Corp.       General and Administrative Service
 FES                             OE                                     General and Administrative Service
 FES                             TE                                     Construction Services
 FES                             TE                                     General and Administrative Service

                                                            6

                                                                                                                  Total
 Associate Company               Associate Company                                                                Amount
 Rendering Services              Receiving Services                     Types of Services Rendered                Billed
 ------------------              ------------------                     --------------------------                ------

 GPUS                            FECO                                   IT Project Costs
 GPUS                            OE                                     General and Administrative Service
 OES Fuel, Inc.                  Penn                                   Nuclear Fuel Expense
 OES Fuel, Inc.                  OE                                     Leasing of Nuclear Fuel
 Penn Power Energy, Inc.         FECO                                   General and Administrative Service
 Penn                            FECO                                   Construction Services
 TE                              Centerior Funding Corporation          Accounts Receivable Service Fees
 Warrenton River Terminal, Ltd.  FES                                    Loading, unloading and storage of petcoke
 Warrenton River Terminal, Ltd.  FGCO                                   Loading, unloading and storage of petcoke
 Centerior Energy Services, Inc. FES                                    Energy Consulting Services
 Bay Shore Power Company         FGCO                                   Sale of Steam                                    (b)
 Bay Shore Power Company         FGCO                                   Sale of Petcoke                                  (b)
 Dunbar Mechanical, Inc.         FGCO                                   HVAC Services                                    (a)
 Dunbar Mechanical, Inc.         TE                                     HVAC Services                                    (a)
 Dunbar Mechanical, Inc.         FENOC                                  HVAC Services                                    (a)
 Roth Bros., Inc.                OE                                     HVAC Services                                    (a)
 Roth Bros., Inc.                FirstEnergy Properties, Inc.           HVAC Services                                    (a)
 Roth Bros., Inc.                FENOC                                  HVAC Services                                    (a)
 Roth Bros., Inc.                CEI                                    HVAC Services                                    (a)
 Roth Bros., Inc.                FGCO                                   HVAC Services                                    (a)
 Roth Bros., Inc.                OE                                     HVAC Services                                    (a)
 FGCO                            Bay Shore Power Company                Sale of Fuel Oil
 FES                             Bay Shore Power Company                Plant Operation & Maintenance Services
 FGCO                            ATSI                                   Construction Services
 FGCO                            ATSI                                   General and Administrative Service
 FGCO                            FEFSG                                  General and Administrative Service
 FGCO                            FES                                    Sale of Petcoke
 FGCO                            FES                                    Sale of Stoker Coal
 FGCO                            MARBEL                                 General and Administrative Service
 FES                             FGCO                                   Construction Services
 FES                             FGCO                                   General and Administrative Service


(a) Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided at fair market prices. Services are provided pursuant to purchase order contract. Authorization to use fair market prices was provided by Merger Order (Release No. 35-27459; 70-9793 and 70-9941) issued on October 29, 2001.

(b) Sale of petcoke and steam by Bay Shore Power Company to FirstEnergy Generation Corp. are provided at fair market prices. FirstEnergy intends to seek supplemental authority in a post-effective amendment to permit this contract to remain in effect.

Ohio Edison Company (OE)
The Cleveland Electric Illuminating Company (CEI)
The Toledo Edison Company (TE)
Pennsylvania Power Company (Penn)
American Transmission Systems, Inc. (ATSI)
FirstEnergy Solutions Corp. (FES)
FirstEnergy Facilities Services Group, LLC (FEFSG)
MARBEL Energy Corporation (MARBEL)
FirstEnergy Nuclear Operating Company (FENOC)
FirstEnergy Service Company (FECO)
FirstEnergy Generation Corp. (FGCO)
GPU Service, Inc. (GPUS)

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                  FIRSTENERGY CORP.


September 3, 2002
                                      By:        /s/ Harvey L. Wagner
                                            ------------------------------
                                                     Harvey L. Wagner
                                              Vice President, Controller
                                             and Chief Accounting Officer
                                            (Principal Accounting Officer)